Exhibit 4.17

DISCOUNT BANK AGREEMENT IN CONNECTION WITH DORI ENERGY

English summary of Hebrew version1

1.           Preliminary Note

On January 26th, 2011, U. Dori Energy Infrastructures Ltd. ("Dori Energy"), a subsidiary (40%) of Ellomay Clean Energy Ltd. ("Ellomay Energy"), a wholly owned subsidiary of Ellomay Capital Ltd. ("Ellomay Capital"), entered into an agreement with Israel Discount Bank Ltd. ("Discount Bank") for the extension of a bank guarantee by Discount Bank to Dorad Energy Ltd. ("Dorad") (the "Discount Agreement").

2.           Main content of the agreement

Pursuant to the Discount Agreement and subject to its terms, Discount Bank extended an autonomous bank guarantee of one hundred and twenty million (120,000,000) NIS to Dorad, which guarantee constitutes an injection of equity by Dori Energy to Dorad pursuant to, and in accordance with, the undertaking conferred upon Dori Energy under the finance documents that were entered into by Dorad and its shareholders with respect to a Credit Facility that was extended to Dorad by an Israeli banking and financial consortium in conjunction with the Ashkelon power plant project (the "Guarantee").

The Discount Agreement stipulates that the Guarantee shall remain valid until January 26th, 2012 and afterwards Discount Bank shall not be obligated to comply with any disbursement request made by Dorad pursuant to the Guarantee. It was further agreed that Dori Energy shall pay Discount Bank any amount actually paid by the latter under the Guarantee pursuant to a disbursement request made by Dorad no later than five (5) business days following the relevant payment by Discount Bank.

As a guarantee for securing the payments due to Bank Discount from Dori Energy pursuant to the Discount Agreement (the "Secured Amount"), each of Ellomay Energy and U. Dori Group Ltd. extended a guarantee to Discount Bank with respect to 40%, or 60%, respectively, of  the Secured Amount, and granted Discount Bank with a first ranking fixed charge on their holdings in Dori Energy and any and all shareholders loans that were, and\or shall be, extended thereby to Dori Energy. Furthermore, Dori Energy also granted Discount Bank with: (i) a floating charge on all its properties, rights and assets, of any kind whatsoever, excluding Dori Energy's holdings in Dorad; (ii) a fixed charge on the non paid share capital, goodwill, and any rights of Dori Energy to any exemption, easement or reduction of any tax, pursuant to any law; and (iii) a first ranking fixed charge on the rights of Dori Energy in a designated account and in a deposit of twenty five million (25,000,000) NIS.

The Discount Agreement also includes customary acceleration provisions, including without limitation, the incorporation of events of default pursuant to that certain finance documents that were entered into by and among Discount Bank and certain shareholders of Ellomay Capital, and only with respect to non compliance with certain financial covenants that were set forth in such finance documents with respect to the financials of Ellomay Capital.

The Discount Agreement further includes: (i) customary representations and warranties extended by Dori Energy; and (ii) provisions with respect to the fees payable to Discount Bank with respect to the Guarantee, including a guarantee fee of 1.8% of the amount of the Guarantee and other customary fees.

1 The original language version is on file with the Registrant and is available upon request.